Phase2Media, Inc.
                              420 Lexington Avenue
                                   Suite 2643
                               New York, NY 10170

March 26, 2001
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

         Re:      PHASE2MEDIA, INC. REQUEST FOR WITHDRAWAL
                  OF REGISTRATION STATEMENT ON FORM S-1 (File No. 333-36752)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Phase2Media, Inc. (the "Registrant") hereby requests the immediate withdrawal of the Registrant's Registration Statement on Form S-1, together with all exhibits thereto (Commission File No. 333-36752) (the "Registration Statement"). The Registrant initially filed the Registration Statement with the Commission on May 11, 2000.

     Based upon changed circumstances in the securities markets, the Registrant has determined at this time not to pursue the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance upon Rule 155(c) of the Securities Act of 1933, as amended.

     Please  advise the  undersigned  at telephone no. (212)  883-4700,  fax no.
(212) 883-7267 and our counsel, Steven I. Suzzan of Fulbright & Jaworski L.L.P. at telephone no. (212) 318-3092, fax no. (212) 318-3400 if the Commission will not grant such withdrawal of the Registration Statement.

                                     Very truly yours,

                                     PHASE2MEDIA, INC.


                                     By: /s/ Richard E. Glassberg
                                         -----------------------------
                                             Richard E. Glassberg
                                             Chief Executive Officer

cc:      Geoff Edwards, Esq.
         Securities and Exchange Commission